Exhibit 99.1

Voting Results of 2021 Annual General Meeting

At Legend Biotech Corporation’s (the “Company”) annual general meeting of shareholders held on June 9, 2021 (the “AGM”), the Company’s shareholders:

●	received the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020;
●	ratified the re-appointment of Ernst & Young Hua Ming LLP as the Company’s independent auditor for the fiscal year ending December 31, 2021;
●	re-elected each of Ms. Ye Wang and Dr. Darren Xiaohui Ji to serve as Class I director for a three year term; and
●
authorized each of the directors and officers of the Company to take any and every action that might be necessary to effect the forgoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A total of approximately 247,197,098 ordinary shares, including those underlying ADSs, representing approximately 91.31% of the ordinary shares issued and outstanding as of May 3, 2021, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against			Abstain
Resolutions	Votes	%	Votes	%		Votes	%
Reception of Audited Financial Statements	247,194,216	99.999%	376	*	%	2,506	0.001%
Ratification of re-appointment of Ernst & Young Hua Ming LLP as Independent Auditor for Fiscal Year 2021	247,153,560	99.982%	420	*	%	43,118	0.017%
Election of Directors
Ms. Ye Wang (Class I)	237,722,526	96.167%	9,469,858	3.831%		4,714	0.002%
Dr. Darren Xiaohui Ji (Class I)	247,191,362	99.998%	2,462	0.001%		3,274	0.001%
Authorization of Directors and Officers	247,191,794	99.998%	2,152	*	%	3,152	0.001%
*Represents less than 0.001% of Votes.

Ms. Ye Wang, Chairwoman of the Board of Directors, as the person designated by the Company, was granted a discretionary proxy by JPMorgan Chase Bank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs and the Voting Instruction Card mailed by the depositary to the holders of the ADSs, to vote 12,513,661 ordinary shares underlying ADSs for which no voting instructions were given by the holders, and she exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.